UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

FROZEN FOOD EXPRESS INDUSTRIES, INC.

(Name of Subject Company)

FROZEN FOOD EXPRESS INDUSTRIES, INC.

(Names of Persons Filing Statement)

Common Stock, par value $1.50 per share

(Title of Class of Securities)

359360104

(CUSIP Number of Class of Securities)

S. Russell Stubbs

President and Chief Executive Officer

Frozen Food Express Industries, Inc.

1145 Empire Central Place

Dallas, Texas 75247-4309

(214) 630-8090

(Name, address, and telephone numbers of persons authorized to received notices and communications on behalf of the persons filing statement)

With copies to:

Roger Bivans, Esq.

Baker & McKenzie LLP

2001 Ross Avenue, Suite 2300

Dallas, Texas 75201

(214) 978-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed (as amended or supplemented from time to time, the “Statement” or “Schedule 14D-9”) by Frozen Food Express Industries, Inc., a Texas corporation (“FFE” or the “Company”), with the Securities and Exchange Commission on July 22, 2013, relating to the tender offer by Duff Brothers Capital Corporation, a Texas corporation, to purchase all the issued and outstanding shares of the Company’s common stock, par value $1.50 per share, at a price of $2.10 per share net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 22, 2013, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time. Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding replacing the subsection to Item 8 entitled “Litigation Related to the Offer and the Merger” with the following:

“Litigation Related to the Offer and the Merger

On July 19, 2013, a putative class action lawsuit challenging the Merger, captioned Wheeler v. Frozen Food Express Industries, Inc., Civil Action No. 3:13-CV-2823, was filed in the United States District Court, Northern District of Texas, Dallas Division (the “Wheeler Litigation”). The Wheeler Litigation was subsequently amended on July 24, 2013. On July 29, 2013, another putative class action lawsuit challenging the Merger, captioned Britvich v. Frozen Food Express Industries, Inc., Civil Action No. 3:13-CV-2943, was filed in the United States District Court, Northern District of Texas, Dallas Division (the “Britvich Litigation” and, together with the Wheeler Litigation, the “Shareholder Litigation”). The Wheeler Litigation and the Britvich Litigation are substantially identical in their alleged causes of action. The Shareholder Litigation was filed against the Company, the individual members of the board of directors, Purchaser and Merger Sub. The Shareholder Litigation generally alleges, among other things, that the members of the board of directors breached their fiduciary duties of care and loyalty owed to the Company’s shareholders by failing to take steps to maximize the value to be paid to the Company’s shareholders and taking steps to avoid competitive bidding, failing to properly value the Company, entering into the Merger Agreement containing preclusive deal protection devices, approving the proposed Merger for inadequate consideration, ignoring certain alleged conflicts of interest in connection with the Merger and for making materially inadequate disclosures and material disclosure omissions. The Shareholder Litigation also alleges that all defendants issued a solicitation/recommendation statement on Schedule 14D-9 that violates Sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934, as amended, because it allegedly omits material facts. The Shareholder Litigation also alleges claims for aiding and abetting such alleged breaches of fiduciary duties against the Company, Purchaser and Merger Sub. The plaintiffs in the Shareholder Litigation generally seek, among other relief, declaratory and injunctive relief concerning the alleged breaches of fiduciary duty, injunctive relief prohibiting consummation of the proposed Merger, damages and attorneys’ fees and costs, and other forms of relief. The Company believes the Shareholder Litigation is without merit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FROZEN FOOD EXPRESS INDUSTRIES, INC.

By:	/s/ S. Russell Stubbs
S. Russell Stubbs
President and Chief Executive Officer

Dated: July 31, 2013

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